

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

David Gow
Chief Executive Officer
SportsMap Tech Acquisition Corp.
5353 West Alabama, Suite 415
Houston, Texas 77056

> **Re: SportsMap Tech Acquisition Corp.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2023**
> **File No. 001-40916**

Dear David Gow:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 3 to Preliminary Proxy Statement filed September 25, 2023

The Background of the Business Combination: SportsMap Tech Acquisition Corp. and Infrared Cameras Holdings, Inc., page 118

1. Please revise your discussion of the background of the business combination to include additional detail about the Transaction-Related RSUs, including the relevant positions of and any negotiations between the parties with respect to the terms of the RSUs, how the parties arrived at issuing "Pre-Closing" and "New" RSUs, and the purpose of the Transaction-Related RSUs.

The Background of SportsMap's Interaction with ICI, page 120

2. We note your revised disclosure in response to our prior comment 2, which we reissue in part. We refer to your disclosure on page 124 that the leading ecommerce company that conducted a pilot project with ICI's solution is "one of ICI's largest customers," that ICI has begun to receive purchase orders to add ICI's solution to such customer's additional locations, and that the ongoing expansion with this customer is a "key component of ICI's forecasted growth and revenue." Please clarify whether ICI has entered into any

agreements with such ecommerce customer to date, and if so, please provide a brief description of the material terms of any such agreements. Please also expand your disclosure relating to of the potential revenue impact if the ecommerce and automaker customers were to expand use of ICI's solution from the pilot locations to all or nearly all of its distribution and fulfillment centers and/or sites, as applicable.

Certain Forecasted Financial Information for ICI, page 134

3.   We note your response to comment four. Your revised disclosures indicate that of the $22.1 million in projected NTM revenue between devices and software, approximately 20% or $4.4 million is supported by formal or informal customer commitments that existed prior to June 30, 2023. However, the disclosures above broken down by SaaS and device revenue indicates a higher amount is supported by formal or informal commitments. For example, just in your discussion of device revenue, $4.7 million of the $16.4 million relates to specific, already-agreed upon expansions with ICI's industrial Launch Customers. Please reconcile your disclosures as necessary. In addition, please expand your disclosure to explain how the formal commitments differ from the informal commitments and the extent to which the total is comprised of informal commitments.

Critical Accounting Policies and Estimates, page 202

4.   We note your response to comment eight. Please address the following:

- As previously requested, please disclose the amount of inventory that was older than one year as of the latest balance sheet date. If your recoverability estimates are materially impacted by current purchase orders, then please clarify for readers how the volume and pricing of such orders impacted your analysis. Your disclosure should also clearly identify any known business, competitive and economic factors that have materially hindered your ability to sell your inventory in 2022 and 2023; and

- With a view toward ensuring that investors are provided with information that allows for an assessment of the probability of additional material inventory obsolescence charges, please disclose any key assumptions used in measuring charge, a discussion of the degree of uncertainty associated with key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and a description of potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in additional charges.

5.   We note your response to comment nine. As previously requested, please disclose a tabular presentation of activity in your inventory allowance for each period presented so that readers can better assess the accuracy of management's estimates.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Ralph de Martino, Esq.